Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

VIA ELECTRONIC FILING

October 27, 2011

Ajay Koduri, Esq.
United States
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Response to Comment Letter dated July 7, 2011 on Green Equity Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 11, 2011
File No. 000-52396

Dear Mr. Koduri:

     This letter is being written and submitted as a response to the Comment Letter dated July 7, 2011 issued by the Securities and Exchange Commission with regard to the amended 14C submission of Green Equity Holdings, Inc. The response to the comments is as follows:

Answer to Comment Number 1:

Management has decided to reverse the increase in the authorized capital stock of the Company from 500,000,000 common shares to 950,000,000 common and preferred shares. Management recognizes that the July 2010 amendments were not followed up by a 14c, and as a result the Company has liability with respect to the shareholders. Management has decided to go back to the prior capital structure of the Company which consisted of 200,000,000 common shares at a par value of $.001 and 5,000,000 preferred shares at a par value of $.001. Management has rescinded the creation of the Preferred A, B, and C classes of Preferred shares. In addition Management has reversed all issuances of preferred stock that were issued as a result of the creation of the Series A, B, and C Preferred Shares. At this juncture management has prepared an amendment to the articles of incorporation making the change to 205,000,000 shares as the authorized capitalization of the Company.

Answer to Comment Number 2:

The amendments previously filed with the Secretary of State of Nevada were effective on filing. Management has however held a Board meeting reversing the previous filings by going back to the 205,000,000 share capitalization that existed prior to the July 2010 changes to the capitalization of the Company. The Company has not yet filed the amendment for returning the capitalization back to the 205,000,000 authorized shares.

Answer to Comment Number 3:

Fusion Capital Investments was the shareholder that previously took action via written consent to change the capitalization of the Company. Fusion Capital Investments is an affiliate shareholder of the Company in that it is controlled by Raimundo Dias, who is the President and sole Director of the Company. Fusion Capital Investments has consented to change the capitalization of the Company back to 205,000,000 authorized share amount.

Answer to Comment Number 4:

The Company has not complied with federal securities laws with respect to the past actions taken to increase the capitalization of the Company. The Company received bad advice from counsel prior to the events of July 2010. Since then the Company received further bad advice from counsel proposing that the July 2010 changes be incorporated into a 14C involving the current attempt by the Company to increase its authorized capitalization. The Company is aware of its potential liability to the shareholders as a result of its failure to file a 14C at the time that the Company sought to increase its authorized capitalization in July 2010. As a result of this potential liability the Company has decided to go back to the capitalization it had prior to the July 2010 changes which consisted of 200,000,000 common shares and 5,000,000 preferred shares both at par value of $.001 per share. The actions previously taken by the Company were legal under state law as a result of the fact that Fusion Capital Investments owned over 51% of the common shares of the Company. State law requires a majority to pass changes to the Articles of Incorporation

Answer to Comment Number 5:

The Company did not file a Form 8-K because the Company did not consummate the acquisition of the oil and gas property. The Seller rescinded the offer as a result of the Company’s difficulties encountered with the current 14C. The only officer and director of the Company is Raimundo Dias. There are no other officers and directors of the Company. Both Mr. Ozbolt and Mr. Eliff have resigned from the Board of Directors of the Company. Mr. Ozbolts signature on the application for late filing of the 10-K occurred because the details of Mr. Ozbolts departure had not been fully worked out.

Answer to Comment Number 6:

None of the actions taken by the Company have directly benefited Mr. Raimundo Dias. The Company has decided to go back to the capital structure that existed prior to July 2010 which consisted of 200,000,000 common shares and 5,000,000 preferred shares both with a par value of $.001 per share.

Answer to Comment Number 7:

The Company’s Board of Directors currently consists of only one individual, Mr. Raimundo Dias.

Answer to Comment Number 8:

The Company has cancelled the spin-out of the Green Equity Holdings, Inc. subsidiary. The agreement to issue 1,500,000 common shares in exchange for debt cancellation was rescinded and the 1,500,000 common shares are being cancelled and returned to treasury.

Answer to Comment Number 9:

The Company cancelled the spin-out of the Green Equity Holdings, Inc. subsidiary and therefore no shareholder approval was required.

Answer to Comment Number 10:

In the matters acted upon, Mr. Raimundo Dias has no interests. There currently is no merger or acquisition occurring and the Company, through Management, is going back to the capital structure that existed prior to the changes that occurred in July 2010.

Answer to Comment Number 11:

The Company does intend to identify a reverse acquisition in order to change the Company’s business purpose. There are no current plans, commitments, arrangements, understandings or agreements to issue any capital stock or instruments convertible into capital stock for the purpose of a reverse acquisition.

Answer to Comment Number 12:

The Company has decided to rescind the creation of the Series A, B, and C preferred stock. Instead the Company will maintain its original 5,000,000 preferred shares at a par value of $.001 per share. All issuances of Series A, B, and C preferred stock have been canceled and reversed.

Answer to Comment Number 13:

With respect to the convertibility of the Notes, they are convertible beginning 90 days after the date first written on the note until such time as the Note is paid in full. The conversion into the number of shares due the note-holder from the Issuer would depend on the market price existing in the market on the particular day selected for conversion.

Answer to Comment Number 14:

The Company has decided to rescind the increase in the capital structure as well as the reverse split and instead has decided to go back to the original capital structure that existed prior to the July 2010 and 2011 Amendments wherein the capital structure consisted of 200,000,000 common shares and 5,000,000 preferred shares with a par value of $.001 per share.

Answer to Comment Number 15:

The Company has decided to rescind the increase in the capital structure as well as the reverse split and instead has decided to go back to the original capital structure that existed prior to the July 2010 and 2011 Amendments wherein the capital structure consisted of 200,000,000 common shares and 5,000,000 preferred shares with a par value of $.001 per share.

     The Issuer acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments in relation to this response to the May 4, 2011 Comment Letter then please do not hesitate to contact the undersigned.

Sincerely,

/S/ Joseph L. Pittera

Joseph Pittera